STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO WASHINGTON SEATTLE

December 30, 2016
SUBMITTED VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Brian Cascio
Gary Todd
Kristin Lochhead

Re:	Endologix, Inc. Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
Form 8-K Filed November 1, 2016
File No. 000-28440
Dear Mr. Cascio:
Set forth below are the responses of Endologix, Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2016 (the “Comment Letter”), in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2015 Filed February 29, 2016 and Form 8-K Filed November 1, 2016, File No. 000-28440. The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.
Form 8-K Filed November 1, 2016
Exhibit 99.1

1.
We note that your press release includes presentation of amounts and other disclosures described as pro forma for the three and nine months ended September 30, 2015. You also disclose that the pro forma information is derived from combining the stand-alone results of Endologix and TriVascular for those periods. Tell us why it is appropriate to present this pro forma information, including how the disclosures are appropriate under Article 11 of Regulation S-X. If the disclosures described as pro forma are not prepared and presented in accordance Article 11 of Regulation S-X, tell us why these disclosures are not non-GAAP measures under Item 10(e) of Regulation S-K.

Securities and Exchange Commission
Endologix, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Form 8-K Filed November 1, 2016
December 30, 2016

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff it did not intend to use the term “pro forma” in the context of Article 11 of Regulation S-X. The Company respectfully advises the Staff that it defined “pro-forma financial results” as “pro-forma results combin[ing] standalone Endologix and TriVascular results for the third quarter of 2015 and nine months ended September 30, 2015.” The Company provided this definition in the lead-in paragraph prior to the Company’s “Financial Results” discussion and analysis. Accordingly, the Company respectfully advises the Staff that it will not use the terms “pro-forma financial results” or “pro-forma results” to present a non-GAAP financial measure (such as “combined results” or a variation of a caption thereof) in future filings. Rather, in its future filings, the Company will present the foregoing as non-GAAP financial measures (such as “combined results” or a variation of a caption thereof) in accordance with, and will provide the disclosures and reconciliation to GAAP financial measures as required by, Item 10(e) of Regulation S-K.

2.
We reference your presentation of pro forma adjusted EBITDA for the three and nine-months ended September 30, 2015. Please revise future filings to provide the disclosures and reconciliation required by Item 10(e) of Regulation S-K. Please also refer to Question 101.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise future filings to provide disclosures and reconciliation required by Item 10(e) of Regulation S-K. The Company also acknowledges the Staff’s instruction for the Company to refer to Question 101.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Accordingly, the Company acknowledges, as referenced in its response to the Staff’s Comment No. 1 above, that the Company used non-GAAP financial measures and therefore consideration of using a pro-forma financial measure under Article 11 of Regulation S-X was not applicable.
3. Under Financial Guidance, we see that you disclose a projected range of net loss per share labeled as being GAAP. However, you also disclose that your financial guidance excludes purchase price accounting impacts related to the TriVascular merger. Tell us why it is appropriate to characterize your financial guidance as being GAAP absent inclusion of the purchase price accounting impact of the merger. Alternatively, in future earnings releases identify your guidance as non-GAAP, as appropriate, and provide a quantitative reconciliation or disclose why a quantitative reconciliation cannot be provided without unreasonable efforts. Refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and Item 10(e)(1) (i)(B) of Regulation S-K.

Securities and Exchange Commission
Endologix, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Form 8-K Filed November 1, 2016
December 30, 2016

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it did not include purchase price accounting impacts related to the TriVascular merger in its financial guidance because such impacts had not been finalized at the time of the earnings release and accompanying Form 8-K filing. The Company respectfully advises the Staff that in the Company’s future filings it will incorporate the purchase price accounting impacts related to the TriVascular merger in its financial guidance thereby providing GAAP financial guidance.
* * * * *

Securities and Exchange Commission
Endologix, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Form 8-K Filed November 1, 2016
December 30, 2016

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4277 or via email at mlawhead@sycr.com.

Sincerely,
STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Michael L. Lawhead
Michael L. Lawhead
cc:
Endologix, Inc.
John McDermott, Chairman and Chief Executive Officer
Vaseem Mahboob, Chief Financial Officer
Tim Brady, Controller
Stradling Yocca Carlson & Rauth, P.C.
Lawrence Cohn